Exhibit 99.1

Golan Bitton Univo Pharmaceutical CEO Elected to the Can-Fite Board: A Strategic Partnership with Univo to Develop Cannabinoid-Based Products is Ongoing

●	Golan Bitton will contribute his skills acquired through long service in Israeli Ministry of Defense and founder of Univo Pharmaceuticals

●	Can-Fite platform technology enables screening of cannabis derived products for their pharmaceutical potential

PETACH TIKVA, Israel, December 26, 2019 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that bind specifically to the A3 adenosine receptor (A3AR), addressing cancer, liver and inflammatory diseases, announced today that Golan Bitton, CEO of Univo Pharmaceuticals (TASE:UNVO), was elected as a board member to Can-Fite at its recent annual general meeting. In September 2019, Can-Fite BioPharma and Univo Pharmaceutical, a medical cannabis company, entered into a collaboration agreement to co-develop cannabis derived pharmaceutical products based on the platform technology of Can-Fite in the fields of cancer, inflammatory, autoimmune, and metabolic diseases.

Golan Bitton has many years of managerial experience in the Israeli Ministry of Defense. During his tenure there, he Implemented and managed multi-million dollar projects for the Israeli Government. Golan holds a B.A. in Economics and Business Management from Max Stern Academic College and Computer Engineering from Negev University. Golan is the founder of Univo Pharmaceuticals and is considered today as one of the leading worldwide experts in the cannabis arena.

Can-Fite is uniquely positioned to contribute its deep pharmaceutical development expertise to the medical cannabis market, based on findings published in peer reviewed scientific journals, that demonstrate CBDs also bind to the A3 adenosine receptor (A3AR), which is over-expressed in pathological cells. A3AR is a target that Can-Fite believes can be used as a predictor and selector for the use of each type of CBD and more cannabinoids in the treatment of specific diseases. Can-Fite is a global leader in the research and development of drugs that target A3AR.

“We welcome Golan as a board member and trust that his skills will be highly valuable to Can- Fite and also strengthen the collaboration in the cannabis arena, which is intended to lead to new intellectual property and novel pharmaceutical products,” stated Can-Fite CEO Pnina Fishman.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114